# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Credit Acceptance Corporation, CIK 0000885550
CUSIP: 225310101
Title of class of securities: Common Stock, $.01 par value
Address of issuer's principal executive offices: 25505 W. Twelve Mile Road, Southfield, Michigan (MI), 48034-8339
Date of event which requires filing of this statement: 07/02/2026
Amends the filing with accession number 0001144204-12-000789
Filed by CIK 0001538653
Persons authorized to receive notices and communications: Thomas W. Smith, 2200 Butts Road, Suite 320, Boca Raton, Florida (FL), 33431, (561) 314 0800

## Reporting persons
- Prescott General Partners LLC (CIK 0001538653): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,427,060; sole dispositive power 0; shared dispositive power 1,427,060; aggregate amount beneficially owned 1,427,060 (13.6% of the class)
- Prescott Associates L.P. (CIK 0001236417): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 901,241; sole dispositive power 0; shared dispositive power 901,241; aggregate amount beneficially owned 901,241 (8.6% of the class)
- Prescott Investors Profit Sharing Trust (CIK 0001236421): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 41,437; shared voting power 0; sole dispositive power 41,437; shared dispositive power 0; aggregate amount beneficially owned 41,437 (0.4% of the class)
- Thomas W. Smith (CIK 0000926688): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 587,845; shared voting power 62,675; sole dispositive power 587,845; shared dispositive power 62,675; aggregate amount beneficially owned 650,520 (6.2% of the class)
- Scott J. Vassalluzzo (CIK 0001203547): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 68,516; shared voting power 0; sole dispositive power 68,516; shared dispositive power 0; aggregate amount beneficially owned 68,516 (0.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.01 par value
Name of issuer: Credit Acceptance Corporation
Address of issuer's principal executive offices: 25505 W. Twelve Mile Road, Southfield, Michigan (MI), 48034-8339
Comment: The following constitutes Amendment No. 14 to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners L.P. ("Idoya Partners") and Prescott Associates L.P. ("Prescott Associates") originally filed with the Securities and Exchange Commission (the "SEC") on June 3, 2011, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Idoya Partners, Prescott Associates and Prescott General Partners LLC ("PGP") on January 5, 2012, June 4, 2012, June 12, 2012, July 10, 2012 and November 26, 2012, respectively, Amendment No. 6 and Amendment No. 7 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Prescott Associates and PGP on April 22, 2013 and February 17, 2016, respectively, and Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Prescott Associates, PGP and Prescott Investors Profit Sharing Trust ("PIPS") on December 13, 2019, January 28, 2020, March 10, 2020, June 8, 2020, May 9, 2022, and July 7, 2025, respectively (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 1,427,060 shares of Common Stock held by the Partnerships. PIPS may be deemed to beneficially own 41,437 shares of Common Stock held on behalf of the employee profit-sharing plan participants. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 83,123 and 2,758 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee (the "Foundation") and (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships, PIPS and the managed accounts are referred to collectively herein as the "Managed Accounts." The 1,554,378 shares of Common Stock owned by the Managed Accounts (the "Managed Account Shares") were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.

Mr. Vassalluzzo currently serves as a director of the Issuer and may be deemed to beneficially own 65,758 shares of Common Stock for his own account, including 51,000 shares of Common Stock acquired for investment purposes, 13,624 shares of Common Stock received for vested RSUs awarded under the Issuer's Incentive Plan, and 1,134 unvested restricted stock units awarded under the Issuer's Incentive Plan.

In addition, Mr. Smith may be deemed to beneficially own 567,397 shares held by Ridgeview Smith Investments LLC, a limited liability company established by Mr. Smith, the sole member of which is a revocable trust established by Mr. Smith for the benefit of his family (the "Ridgeview Shares"). Mr. Smith acquired the Ridgeview Shares for investment purposes.

In addition to the above, depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo's position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on information included in the Quarterly Report on Form 10-Q filed by the Issuer on May 5, 2026, which disclosed that 10,460,071 shares of Common Stock were outstanding as of April 23, 2026, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP - 1,427,060 shares (13.6%); Prescott Associates - 901,241 shares (8.6%); PIPS - 41,437 shares (0.4%); Mr. Smith - 650,520 shares (6.2%); and Mr. Vassalluzzo - 68,516 shares (0.7%).
Number of shares as to which each person has sole or shared power to vote or dispose: PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 1,427,060 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 901,241 shares. PIPS has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 41,437 shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 587,845 and 68,516 shares, respectively. In their capacities as investment managers for managed accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 62,675 and no shares, respectively, and to share the power to dispose or to direct the disposition of 62,675 and no shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary's right, if so provided, to terminate or otherwise direct the disposition of the investment account.
Transactions in the class effected during the past sixty days: On July 2, 2026, Prescott Associates distributed 9,891 shares of Common Stock in kind to a limited partner in partial satisfaction of a withdrawal request from the limited partner (the "Distribution"). The Distribution was effected pursuant to a direct DTC transfer from the brokerage account of Prescott Associates to the brokerage account of the limited partner. For purposes of the Distribution, the shares were valued at the June 30th closing price of $636.74 per share. Except for the Distribution, no Reporting Person has engaged in any transaction in any shares of Common Stock during the 60 days immediately preceding the date hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
1. Agreement relating to the joint filing of statement on Schedule 13D dated July 7, 2026.

## Signatures
- Prescott General Partners LLC: /s/ Jason M. Pohanka, Managing Member (07/07/2026)
- Prescott Associates L.P.: Prescott General Partners LLC, General Partner (07/07/2026)
- Prescott Associates L.P.: /s/ Jason M. Pohanka, Managing Member (07/07/2026)
- Prescott Investors Profit Sharing Trust: /s/ Jason M. Pohanka, Trustee (07/07/2026)
- Thomas W. Smith: /s/ Thomas W. Smith, Thomas W. Smith (07/07/2026)
- Scott J. Vassalluzzo: /s/ Scott J. Vassalluzzo, Scott J. Vassalluzzo (07/07/2026)